SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, May 20, 2020.

Securities and Exchange Commission of Brazil

Rua Sete de Setembro, 111, 33º andar

Centro, Rio de Janeiro - RJ

Re.:    Official Letter no. 166/2020/CVM/SEP/GEA-1

Dear Sirs,

We refer to Official Letter no. 166/2020/CVM/SEP/GEA-1 ("Letter") dated May 19, 2020, in which you requested clarifications from Braskem S.A. ("Braskem" or "Company") regarding a news report entitled "Braskem e Petrobras estão perto de assinar novo contrato de nafta" [Braskem and Petrobras close to signing new naphtha agreement] on May 19, 2020, in the newspaper Valor Econômico, section Companies, as transcribed below:

“Negotiations between Braskem and Petrobras to sign a new naphtha supply agreement have advanced and the companies are about to sign a long-term agreement, as reported yesterday by Valor PRO, the real-time information service of newspaper Valor. According to sources with knowledge of the matter, the terms agreed upon, which will be announced soon, are “positive” and “balanced” for both parties considering the current scenario.

[...]

According to one of the sources, the naphtha agreement with Braskem should be signed in the first half of the year.”

In this regard, Braskem informs that the agreement for supplying petrochemical naphtha to its industrial units in Bahia, Rio Grande do Sul and São Paulo expires at the end of December 2020 and the agreement for supplying ethylene and propylene to its industrial unit in Rio de Janeiro expires in January 2021. In this background, Braskem clarifies that it has been negotiating with Petrobras about a long-term agreement and that, to date, no new naphtha, ethylene and propylene supply agreements have been signed with Petrobras for its industrial units.

The Company will keep the market informed of the subject.

For more information, contact Braskem's Investor Relations Department by calling (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.